UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42835

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
(Exact name of registrant as specified in its charter)

Unit 2806, 28/F, Tower One, Lippo Centre

No. 89 Queensway, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Hang Feng Technology Innovation Co., Ltd. (the “Company”) held an extraordinary meeting of shareholders (“EGM”) at 10:00 a.m. ET on June 12, 2026 as a virtual meeting conducted exclusively online at https://us06web.zoom.us/j/89526912332. Shareholders of the Company’s ordinary shares voted by proxy or at the meeting. There were shareholders of 54.68% out of a total votes of 7,571,078 ordinary shares (representing 7,571,078 votes) and therefore constituting a quorum of more than one third of the shares outstanding and entitled to vote at the meeting as of the record date of May 1, 2026. Each ordinary share is entitled to one (1) vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	As a special resolution, to approve that the Company re-designate and re-classify its authorised share capital as follows (the “Share Capital Reclassification”):

(a)	each ordinary share of par value USD0.0001 in issue immediately following the Share Capital Increase, which is expected to be 7,571,078 ordinary shares of par value US$0.0001, be re-designated and re-classified into one Class A ordinary share of par value USD0.0001 each;

(b)	50,000,000 of the authorised but unissued ordinary shares of par value USD0.0001 each be re-designated and re-classified into one Class B ordinary share of par value USD0.0001 each, and;

(c)	each of the remaining authorised but unissued ordinary shares of par value USD0.0001 each, which is expected to be 442,428,922 ordinary shares of par value USD0.0001, each be re-designated and re-classified into one Class A ordinary share of par value USD0.0001 each.

such that the Company’s authorised share capital be re-designated and re-classified from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each to US$50,000 divided into 450,000,000 Class A ordinary shares of par value US$0.0001 each and 50,000,000 Class B ordinary shares of par value US$0.0001 each.

For	Against	Abstain
4,137,715	2,853	0

Accordingly, the Share Capital Reclassification proposal has been approved.

2.	As a special resolution, to approve that subject to and immediately following the Share Capital Reclassification being effected and confirmations from each director of the Company that they are satisfied that the Company will be able to pay its debts as and when they fall due in the ordinary course of business immediately following the Class A Share Repurchase:

(a)	the Company repurchase 4,000,000 Class A Ordinary Shares from Hang Feng International Holdings Co., Limited at par value, with the total purchase price being US$400 (the “Class A Share Repurchase”);

(b)	upon receipt of an application from Hang Feng International Holdings Co., Limited for the issuance of 4,000,000 corresponding Class B Ordinary Shares at par value, with the total subscription price being US$400 (the “Class B Share Application”), and subject to the Share Capital Reclassification being effected, the Company issue such number of Class B Ordinary Shares in accordance with the terms of the Class B Share Application and, when allotted, issued and paid for in accordance with the terms of the Class B Share Application, will be validly issued, fully paid and non-assessable;

(c)	the Class B Ordinary Shares be issued in uncertificated form;

(d)	for the avoidance of doubt, the aggregate consideration payable for the Class A Share Repurchase shall be paid for out of the proceeds of the fresh issuance of the Class B Ordinary Shares as set out in the Class B Share Application;

(e)	all Class A Ordinary Shares repurchased pursuant to the Class A Share Repurchase be immediately cancelled upon purchase and thereafter be available for reissue; and

(f)	the maintainer of the Company’s register of members is instructed to update the register of members to reflect the issuance of the Class B Ordinary Shares and the Class A Share Repurchase.

For	Against	Abstain
4,137,715	2,753	100

Accordingly, the Share Repurchase has been approved.

3.	As an ordinary resolution, to approve that subject to and immediately following the Share Capital Reclassification being effected, the authorized share capital of the Company be increased from US$50,000 divided into 450,000,000 Class A ordinary shares with par value of US$0.0001 per share and 50,000,000 Class B ordinary shares with par value of US$0.0001 per share to USD1,000,000 divided into (i) 9,000,000,000 Class A ordinary shares of par value USD0.0001 each; and (ii) 1,000,000,000 Class B ordinary shares of par value USD0.0001 each, by the creation of an additional 8,550,000,000 Class A ordinary shares of par value USD0.0001 each to rank pari passu in all respects with the Class A Ordinary Shares, and additional 950,000,000 Class B ordinary shares of par value USD0.0001 each to rank pari passu in all respects with the Class B Ordinary Shares (the “Share Capital Increase”).

For	Against	Abstain
4,137,723	2,745	100

Accordingly, the Share Capital Increase Proposal has been approved.

4.	As a special resolution, to approve that subject to and immediately following the Share Capital Reclassification and the Share Capital Increase being effected, the Company adopt amended and restated memorandum and articles of association, in the form attached hereto as Appendix A, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Reclassification, the terms of the Class A ordinary shares and Class B ordinary shares, and the Share Capital Increase (the “A&R M&A (Share Capital Reclassification and Share Capital Increase)”).

For	Against	Abstain
4,137,715	2,745	108

Accordingly, the A&R M&A (Share Capital Reclassification and Share Capital Increase Proposal has been approved.

5.

As a special resolution, subject to the Share Capital Reclassification and Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) (the Companies Act) relating to share capital reductions being complied with, that (together, the “Share Capital Reduction and Reorganisation”):

Share Capital Reduction:

(a)	the par value of each issued and outstanding Class A ordinary share of par value USD0.0001 each and Class B ordinary shares of par value USD0.0001 each in the share capital of the Company be reduced to USD0.000001 by cancelling USD0.000099 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of par value USD0.0001 each and Class B ordinary shares of par value USD0.0001 each (the “Capital Reduction”);

(b)	following the Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be USD0.000001;

(c)	the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision:

(d)	immediately following the Capital Reduction:

(i)	each authorised but unissued Class A ordinary shares of par value USD0.0001 be subdivided into 100 Class A ordinary shares of par value USD0.000001 each; and

(ii)	each authorised but unissued Class B ordinary shares of par value USD0.0001 be subdivided into 100 Class B ordinary shares of par value USD0.000001 each (the “Subdivision”);

Share Capital Cancellation:

(e)	immediately following the Subdivision, the authorised share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of par value USD0.000001 and unissued Class B ordinary shares of par value USD0.000001 that will result in the Company having authorised share capital of USD10,000 divided into 9,000,000,000 Class A ordinary shares with par value of USD0.000001 per share and 1,000,000,000 Class B ordinary shares with par value of USD0.000001 per share (the “Cancellation”); and

Authorised Share Capital Confirmation:

(f)	immediately following the Capital Reduction, the Subdivision and Cancellation, the authorised share capital of the Company shall be USD10,000 divided into 9,000,000,000 Class A ordinary shares with par value of USD0.000001 per share and 1,000,000,000 Class B ordinary shares with par value of USD0.000001 per share.

For	Against	Abstain
4,137,506	3,054	8

Accordingly, the Share Capital Reduction and Reorganization Proposal has been approved.

6.	As a special resolution, to approve that subject to and immediately following the Share Capital Reduction and Reorganisation being effected, the Company adopt amended and restated memorandum and articles of association, in the form attached hereto as Appendix B, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Reduction and Reorganisation (the “A&R M&A (Share Capital Reduction and Reorganisation)”).

For	Against	Abstain
4,137,715	2,845	8

Accordingly, the A&R M&A (Share Capital Reduction and Reorganization) Proposal has been approved.

7.	As an ordinary resolution to approve that:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	all of the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated, at any one time or multiple times during a period of up to two (2) years of the date of this ordinary resolution, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the “Share Consolidations”, and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 200:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)	no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

For	Against	Abstain
4,139,712	848	8

Accordingly, the Share Consolidation Proposal has been approved.

8.	As a special resolution, to approve that subject to and immediately following a Share Consolidation being effected, the Company adopt amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, with the only amendments being made to reflect the relevant Share Consolidation upon its effectiveness and as the directors may approve in their absolute discretion without further approval by the shareholders (the “A&R M&A (Share Consolidation)”).

For	Against	Abstain
4,139,934	626	8

Accordingly, the A&R M&A (Share Consolidation) Proposal has been approved.

9.	As an ordinary resolution, to adjourn the 2026 Extraordinary Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the 2026 Extraordinary Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

For	Against	Abstain
4,137,606	2,954	8

Accordingly, the Adjournment Proposal has been approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hang Feng Technology Innovation Co., Ltd.

Date: June 12, 2026	By:	/s/ Zhiheng Xu
	Name:	Zhiheng Xu
	Title:	Chief Executive Officer